FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________
REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For November 7, 2007

PETAQUILLA MINERALS LTD. (File #0-26296)
(Translation of registrant's name into English)

Suite 410, 475 West Georgia Street., Vancouver, British Columbia, Canada V6B 4M9
(Address of principal executive offices)

Attachments:

1.	News Release dated November 7, 2007
2.	Material Change Report dated November 7, 2007 (re: November 7/07 news release)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F x	Form 40-F ___

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes___	No x

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

PETAQUILLA MINERALS LTD.
(Registrant)

Date: November 7, 2007	By:	“Richard Fifer”
(Name)

	Its:	President and Chief Executive Officer
(Title)

:	Trading Symbols: TSX: PTQ OTCBB: PTQMF FWB: P7Z

Petaquilla Minerals Ltd. Announces Results of Annual General Meeting

Vancouver, BC – November 7, 2007: Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”) is pleased to announce the results of its Annual General Meeting (the “Meeting”) of its shareholders held in Vancouver, BC, on November 6, 2007.

At the Meeting, the following board members stood for election and were duly re-elected to hold office until the close of the next Annual General Meeting: Ralph Ansley, Robert Baxter, John Cook, Richard Fifer and Marco Tejeira. In addition, Ernst & Young was re-appointed as auditor for the Company for the ensuing year and the directors were authorized to fix the remuneration to be paid to the auditor.

No other business was brought before the meeting.
Following the meeting, Richard Fifer, Petaquilla’s President and CEO, presented the Company’s latest corporate PowerPoint presentation, which is also available for viewing on the Company’s website.

About Petaquilla Minerals – Petaquilla Minerals Ltd. is an emerging gold producer scheduled to bring its 100%-owned Molejon Gold Project into production in fiscal year 2008. Anticipated throughput for the project during the first year of production will be 2200 tonnes per day. The plant will utilize three ball mills and a carbon-in-pulp processing facility.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer
President and Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021	Fax: (604) 694-0063
Toll-free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)
410 - 475 West Georgia Street
Vancouver, British Columbia
V6B 4M9

Item 2.	Date of Material Change

November 7, 2007

Item 3.	News Release

The Company’s news release dated November 7, 2007, was disseminated by Marketwire, Incorporated on November 7, 2007.

Item 4.	Summary of Material Change

The Company announced the results of its Annual General Meeting of its shareholders held in Vancouver, BC, on November 6, 2007.

.Item 5.	Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 5 1-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

Richard Fifer, President and Chief Executive Officer of the Company, can be contacted at (604) 694-0021.

Item 9.	Date of Report

Dated November 7, 2007

PETAQUILLA MINERALS LTD.

Per: “Richard Fifer”

Richard Fifer
President and Chief Executive Officer

SCHEDULE “A”

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Richard Fifer

Contact Telephone number:	604-694-0021

Trading Symbols: TSX: PTQ OTCBB: PTQMF FWB: P7Z

Petaquilla Minerals Ltd. Announces Results of Annual General Meeting

Vancouver, BC – November 7, 2007: Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”) is pleased to announce the results of its Annual General Meeting (the “Meeting”) of its shareholders held in Vancouver, BC, on November 6, 2007.

At the Meeting, the following board members stood for election and were duly re-elected to hold office until the close of the next Annual General Meeting: Ralph Ansley, Robert Baxter, John Cook, Richard Fifer and Marco Tejeira. In addition, Ernst & Young was re-appointed as auditor for the Company for the ensuing year and the directors were authorized to fix the remuneration to be paid to the auditor.

No other business was brought before the meeting.
Following the meeting, Richard Fifer, Petaquilla’s President and CEO, presented the Company’s latest corporate PowerPoint presentation, which is also available for viewing on the Company’s website.

About Petaquilla Minerals – Petaquilla Minerals Ltd. is an emerging gold producer scheduled to bring its 100%-owned Molejon Gold Project into production in fiscal year 2008. Anticipated throughput for the project during the first year of production will be 2200 tonnes per day. The plant will utilize three ball mills and a carbon-in-pulp processing facility.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer
President and Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021	Fax: (604) 694-0063
Toll-free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.